FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Diageo plc
(Translation of registrant’s name into English)
8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)
indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 ☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date 05 July 2007	By
Name: J Nicholls
Title: Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2007

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(01 June 2007)	(15 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (01 June 2007)	Company announces it will release trading statement on 28 June 2007. (18 June 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(04 June 2007)	(18 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Mr Williams notifies the Company of his beneficial interest. (19 June 2007)
(04 June 2007)

Announcement	Announcement
Mr Walsh informs the Company of his beneficial interests. (05 June 2007)	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(19 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(05 June 2007)	(20 June 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(06 June 2007)	(21 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(06 June 2007)	(22 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(07 June 2007)	(25 June 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(08 June 2007)	(26 June 2007)

Information	Required by/when
Public Announcements/Press	The Stock Exchange, London

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company releases shares from treasury to satisfy grants made under employee share plans.
(08 June 2007)	(27 June 2007)

Announcement	Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Messrs Rose, Walsh and those persons discharging managerial responsibility inform the Company of their interests therein. Lord Blyth and Mr Stitzer inform the Company of their beneficial interests.
Company purchases its own securities through Credit Suisse Securities (Europe) Limited. (27 June 2007)
(11 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company releases trading statement. (28 June 2007)
(11 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(12 June 2007)	(28 June 2007)

Announcement	Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.	Company releases shares from treasury to satisfy grants made under employee share plans.
(13 June 2007)	(29 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company announces total voting rights. (29 June 2007)
(13 June 2007)

Announcement	Announcement
Company purchases its own securities through Credit Suisse Securities (Europe) Limited.	Company purchases its own securities through Credit Suisse Securities (Europe) Limited.
(14 June 2007)	(29 June 2007)

Announcement
Company releases shares from treasury to satisfy grants made under employee share plans.
(15 June 2007)

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:25 01-Jun-07
Number	PRNUK-0106
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 541 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,260,484 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,662,217,843.
1 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 01-Jun-07
Number	6695X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 600,000 ordinary shares at a price of 1082.49 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:47 04-Jun-07
Number	PRNUK-0406
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 9,777 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,250,707 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,661,627,620.
4 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 04-Jun-07
Number	7552X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1087.09 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:44 05-Jun-07
Number	PRNUK-0506
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 4 June 2007, that Mr PS Walsh, a director, had exercised options on 4 June 2007 over 109,389 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) granted on 12 September 2001 at a price per share of £6.87 under the Company’s Senior Executive Share Option Plan. Mr Walsh subsequently sold 103,889 Ordinary Shares, on 4 June 2007, at a price per share of £10.905.
Mr Walsh retains beneficial ownership of the balance of 5,500 Ordinary Shares.
As a result of the above, Mr Walsh’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) has increased to 637,815.
5 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:00 05-Jun-07
Number	8315X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 1077.92 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:09 06-Jun-07
Number	PRNUK-0606
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 845 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,249,862 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,660,103,465.
6 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 06-Jun-07
Number	9220X
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 800,000 ordinary shares at a price of 1067.27 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	18:02 07-Jun-07
Number	0113Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 900,000 ordinary shares at a price of 1057.05 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:34 08-Jun-07
Number	PRNUK-0806
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 5,337 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,244,525 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,658,408,802.
8 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:47 08-Jun-07
Number	0882Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 750,000 ordinary shares at a price of 1049.29 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:37 11-Jun-07
Number	PRNUK-1106
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES
The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that:
1.	it received notification on 11 June 2007 of the following allocations of Ordinary Shares under the Diageo Share Incentive Plan (the ‘Plan’), namely:
(i) the following directors of the Company were allocated Ordinary Shares on 11 June 2007 under the Plan, by Diageo Share Ownership Trustees Limited (the ‘Trustee’):

Name of Director	Number of Ordinary Shares
N C Rose	18
P S Walsh	18
(ii) the following ‘Persons Discharging Managerial Responsibilities’ (‘PDMR’) were allocated Ordinary Shares on 11 June 2007 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
S Fletcher	18
J Grover	18
A Morgan	18
G Williams	18
The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.
The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £10.50.
The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.
As a result of the above transactions, interests of directors and PDMRs in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	360,488
P S Walsh	637,833

Name of PDMR	Number of Ordinary Shares
S Fletcher	132,853
J Grover	171,005
A Morgan	131,451
G Williams	208,509 (of which 5,684 are held in the form of ADS*)
3. it received notification on 11 June 2007 from Lord Blyth, a director of the Company, that he has purchased 994 Ordinary Shares on 11 June 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £10,500 each month, net of tax, from his director’s fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.
The Ordinary Shares were purchased at a price per share of £10.50.
As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 144,549.
4. it received notification on 11 June 2007 from Todd Stitzer, a director of the Company, that he has purchased 95 Ordinary Shares on 11 June 2007 under an arrangement with the Company, whereby he has agreed to use an amount of £1,000 each month, net of tax, from his director’s fees to purchase Ordinary Shares.
The Ordinary Shares were purchased at a price per share of £10.50.
As a result of this purchase, Mr Stitzer’s interest in Ordinary Shares has increased to 4,211.
11 June 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:06 11-Jun-07
Number	1601Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 1055.99 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:41 12-Jun-07
Number	2403Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 750,000 ordinary shares at a price of 1069.81 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:37 13-Jun-07
Number	PRNUK-1306
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 2,156 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,242,369 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,656,220,495.
13 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:54 13-Jun-07
Number	3166Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 725,000 ordinary shares at a price of 1063.68 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 14-Jun-07
Number	4078Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 700,000 ordinary shares at a price of 1076.18 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:11 15-Jun-07
Number	PRNUK-1506
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 4,320 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,238,049 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,654,799,815.
15 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 15-Jun-07
Number	4852Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,000,000 ordinary shares at a price of 1086.46 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Diageo to Issue Trading State
Released	16:35 18-Jun-07
Number	5695Y
18 June 2007
DIAGEO TO ISSUE TRADING STATEMENT ON 28 JUNE 2007 AND
ANNOUNCES PROGRAMME TO ENABLE SHARE BUY BACKS TO CONTINUE
DURING THE CLOSED PERIOD
Diageo plc will issue a trading statement on the 28 June 2007 with respect to the fiscal year ending 30 June 2007. As a result, it will enter a closed period which begins on 19 June and ends at the close of business on 30 August 2007 following the preliminary results announcement. Diageo has put in place an irrevocable, non-discretionary programme to allow the company to buy back shares during the closed period. The buy back programme during the closed period will be managed by an independent third party, which will make its trading decisions in relation to the company’s securities independently of, and uninfluenced by, the company.
Share buy backs will be effected during the period between 19 June 2007 and 30 August 2007 inclusive within pre-set parameters. The buy backs will be in accordance with Diageo’s general authority to repurchase shares and in accordance with Chapter 12 of the Listing Rules. Consequently the maximum price paid will be limited to no more than 105 per cent of the average middle market quotations of Diageo shares for the 5 dealing days preceding the date of purchase. The shares repurchased will be cancelled on a daily basis.
In announcing this Diageo confirms that currently it has no unpublished price sensitive information.
-ends-

For further information:

Media enquiries	Isabelle Thomas	+44 (0)20 7927 5967

media@diageo.com
Notes to Editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JeB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:04 18-Jun-07
Number	5746Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,075,000 ordinary shares at a price of 1092.86 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:39 19-Jun-07
Number	PRNUK-1906
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules
The notification below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.
Diageo plc (the ‘Company’) announces that it received notification on 19 June 2007, of the following transactions by Mr G Williams, a Person Discharging Managerial Responsibilities.
On 19 June 2007, Mr Williams gifted 4,000 Ordinary Shares of 28 101/108 pence each in the Company (‘Ordinary Shares’) to his children (both of whom have reached the age of majority) as follows:

Name of Transferee	Number of Ordinary Shares transferred
David Rhys Williams	2,000
Helen Elizabeth Williams	2,000
Mr Williams purchased the Ordinary Shares on 11 December 2006 at a price per share of £9.7734.
Following the above transactions, Mr William’s interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and interests as a potential beneficiary of the Company’s employee benefit trusts) is 208,509 (of which 5,684 are held in the form of ADS*).
19 June 2007

*	1 ADS is the equivalent of 4 Ordinary Shares.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:49 19-Jun-07
Number	6531Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 345,000 ordinary shares at a price of 1082.67 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	17:23 20-Jun-07
Number	7427Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 325,000 ordinary shares at a price of 1074.25 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:43 21-Jun-07
Number	8148Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 425,000 ordinary shares at a price of 1060.04 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:45 22-Jun-07
Number	9030Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 305,000 ordinary shares at a price of 1058.98 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:57 25-Jun-07
Number	9840Y
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 250,000 ordinary shares at a price of 1051.98 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:37 26-Jun-07
Number	0675Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 227,000 ordinary shares at a price of 1060.46 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:42 27-Jun-07
Number	PRNUK-2706
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 884 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,237,165 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,650,848,699.
27 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:50 27-Jun-07
Number	1586Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 500,000 ordinary shares at a price of 1064.88 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Company release trading statement
Released	XX:XX 28-Jun-07
Number	XXXXX
28 June 2007
Diageo reiterates guidance for 8% organic operating profit growth for the year ending 30 June 2007
Summary
•	Further outperfomance in North America and double-digit top line growth in International and Asia Pacific

•	In Europe, top line growth improved in the second half

•	Marketing spend up in Europe in the second half and further increased in Asia Pacific

•	Reiterating guidance for 8% organic operating profit growth for the full year

•	£2.3 billion returned to shareholders in the financial year through dividends and the share buy back programme
Paul Walsh, CEO of Diageo, said:
‘The strength of our brands and our broad based geographic exposure continue to drive the consistent top and bottom line organic growth and strong cash generation which are the recurring themes of Diageo’s performance.
‘The strong performance, which was delivered in North America and International in the first half, has continued for the full year. In Europe and in Asia Pacific, top line performance has improved against the first half as marketing investment was increased in the second half behind our growth brands and markets. Therefore while Diageo’s total organic net sales growth in the full year is expected to be higher than in the first half, operating profit growth will be in line with the first half performance of 8%.
‘This strong trading performance continues to be matched by Diageo’s financial strength. The consistency of our cash flow has allowed us to return a further £2.3 billion to shareholders this financial year in dividends and share buy backs. ’
Trading Update
Strong growth of the global spirits brands, and in particular the growth of Diageo’s Scotch brands across the world, remains the key driver of top line performance. Growth has been delivered in beer through the continued success of Guinness and the lager brands in Africa. In ready to drink, growth in Brazil and South Africa has offset further decline of the segment in Europe. In wine, strong growth was achieved in Sterling Vineyards and French agency wine brands in the United States.
In North America, Diageo has performed strongly and outperformed the market throughout the year. While the rate of growth of the US spirits market has slowed in recent months, the consumer trend is still to premium brands. Diageo’s focus on premium brands therefore continues to generate top line growth and support the implementation of further price increases.
In Europe, investment behind the growth opportunities, which have been identified in continental and Eastern Europe, together with strong growth in Russia, has led to an improvement on top line performance in the second half. Marketing investment has been increased in the second half behind proven growth drivers.
In International, Latin America and Africa have both continued to deliver very strong growth. In Latin America this has been led by the growth in Scotch and ready to drink and in Africa by the growth in beer and also by the growth in ready to drink.
In Asia Pacific net sales growth was stronger in the second half than in the first half of the year as marketing spend was further increased in key markets.
Interest
Diageo’s average net debt for the year ending 30 June 2007 will be approximately £4.6 billion and it is estimated that closing debt will be approximately £5.1 billion. The effective interest rate for the year ending 30 June 2007 is expected to be approximately 5.5%. As a result of the increase in interest rates the effective interest rate for the year ending 30 June 2008 is currently expected to increase by approximately 0.4 percentage points year on year.

Exchange rate movements
The impact of exchange rate movements on reported profit before exceptional items and tax is still expected to be about £80 million for the year ending 30 June 2007. Operating profit is estimated to be negatively impacted by £90 million and interest to be positively impacted by approximately £10 million.
For the year ending 30 June 2008 the impact of exchange rate movements, based on current exchange rates, is estimated to have an adverse impact of £40 million on operating profit and a small positive impact of less than £5 million on interest.
Return of capital to shareholders
Consistent with previous guidance Diageo has returned a further £1.4 billion to shareholders in the financial year through the repurchase of 141 million shares. The number of shares in issue at the year-end will be 2,618 million, excluding 313 million shares, held by the company as treasury shares or in trust to hedge employee share option programmes. The weighted average number of shares, which will be used to calculate eps for the year ending 30 June 2007, will be 2,688 million shares.
As announced on 18 June 2007 Diageo has put in place an irrevocable non- discretionary programme to buy back shares during the closed period which ends at the close of business on 30 August 2007.
Preliminary Results
Diageo will announce preliminary results for the year ending 30 June 2007 on 30 August 2007. These preliminary results will be reported on the new basis of four regions; North America, Europe, International and Asia Pacific, together with corporate. To aid comparison prior period results on this basis are attached.

Revised Segmental Information and Operating Review for prior periods
Diageo announced the creation of Diageo Asia Pacific as its fourth geographic operating unit in January 2007. Asia Pacific was previously part of the Diageo International operating unit.
As a result of this change Diageo International now consists of the following regions and countries:
•	Latin America and the Caribbean

•	Africa

•	Middle East

•	Global Travel
Diageo Asia Pacific now consists of the following regions and countries:
•	India, the People’s Republic of China, South Korea, Japan and other Asian Markets

•	Australia and New Zealand
The composition and financial results of Diageo North America, Diageo Europe and Corporate have not been impacted by this change.
Revised segmental information for the six month period ended 31 December 2006 and for the years ended 30 June 2006 and 2005 are provided below, together with the revised Operating Review for the six month period ended 31 December 2006 and the year ended 30 June 2006. Individual market commentaries as previously reported in the Operating Review for these periods are unchanged.
Segmental information for the six month period ended 31 December 2006

	‘New’	Asia	‘Old’
	International	Pacific	International
	£ million	£ million	£ million
Sales	1,070	585	1,655
Net sales	884	430	1,314
Marketing	112	100	212
Operating profit	298	115	413
Segmental information for the year ended 30 June 2006

	‘New’	Asia	‘Old’
	International	Pacific	International
	£ million	£ million	£ million
Sales	1,784	1,042	2,826
Net sales	1,456	763	2,219
Marketing	183	171	354
Operating profit*	445	199	644

*	There were no exceptional items included in operating profit for the year ended 30 June 2006
Net sales are after deducting excise duties. Percentage movements in this statement are organic movements unless otherwise stated. Commentary, unless otherwise stated, refers to organic movements. Share, unless otherwise stated, refers to volume share. See the Company’s annual report on Form 20-F for the year ended 30 June 2006 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Additional segmental information for the year ended 30 June 2006

	‘New’	Asia	‘Old’
	International	Pacific	International
	£ million	£ million	£ million
Share of associates’ profits after tax	4	—	4
Profit before interest, net finance income and tax	449	199	648

Depreciation	(48)	(17)	(65)
Intangible asset amortisation	(1)	(3)	(4)
Capital expenditure on segment assets	61	17	78

Segment assets	770	350	1,120
Investments in associates	19	—	19
Total assets	789	350	1,139
Total liabilities	218	118	336
Segmental information for the year ended 30 June 2005

	‘New’	Asia	‘Old’
	International	Pacific	International
	£ million	£ million	£ million
Sales	1,552	872	2,424
Net sales	1,258	664	1,922
Marketing	143	126	269
Operating profit before exceptional items	427	188	615
Exceptional items credited to operating profit	4	—	4
Operating profit	431	188	619
Sale of investments and businesses	—	(1)	(1)
Share of associates’ profits after tax	5	—	5
Profit before interest, net finance income and tax	436	187	623

Depreciation	(34)	(15)	(49)
Intangible asset amortisation	(3)	(3)	(6)
Capital expenditure on segment assets	93	24	117

Segment assets	779	324	1,103
Investments in associates	22	—	22
Total assets	801	324	1,125
Total liabilities	240	103	343

Operating review for the six month period ended 31 December 2006
International
Key measures:

	First half	First half	Reported	Organic
	F’07	F’06	movement	movement
	£ million	£ million	%	%
Volume			16	16
Net sales	884	773	14	20
Marketing	112	95	18	27
Operating profit	298	253	18	25
Reported performance:
Reported net sales in the period ended 31 December 2006 were £884 million, up £111 million from £773 million in the comparable prior period. Reported operating profit increased by £45 million to £298 million for the six months ended 31 December 2006.
Organic performance:
Net sales decreased by £33 million as a result of exchange rate impacts. There was an organic increase in net sales of £144 million. Operating profit decreased by £14 million as a result of exchange rate movements and organic growth of £61 million was achieved. Transfers between business segments reduced operating profit by £2 million.
Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	16	16	12	18
Local priority brands	9	9	12	17
Category brands	20	19	19	23
Total	16	16	14	20

Key brands:
Smirnoff vodka	10	10	(1)	9
Smirnoff ready to drink	36	36	19	33
Johnnie Walker	18	18	18	21
Guinness	10	10	7	13
Baileys	23	23	20	22
Buchanan’s — Venezuela	65	65	88	71
Smirnoff vodka grew volume 10% and net sales by 9% driven by increased distribution and successful advertising throughout Latin America and in Africa. Smirnoff ready to drink volume grew 36% due to continued growth in Brazil and the successful launch of Smirnoff Storm in South Africa.
Johnnie Walker continued to benefit from increased investment in Latin America. As a result, the brand grew volume 18% and net sales 21%.
Guinness volume grew 10% driven by strong performances in Nigeria and East Africa due to increased marketing spend, renewed customer focus and economic growth. Net sales grew by 13% as stronger pricing in Nigeria delivered price mix improvement.
Baileys grew volume 23% reflecting the successful launch of Baileys flavours in Global Travel and Latin America. Net sales grew by 22%.

Local priority brand performance was driven in particular by the growth of Buchanan’s in Venezuela.
The Scotch category drove very strong growth in category brands resulting in a 19% increase in volume and a 23% increase in net sales. Old Parr, Buchanan’s (excluding Venezuela where it is a local priority brand) and Black & White were all up, particularly in Latin America.
Asia Pacific
Key measures:

	First half	First half	Reported	Organic
	F’07	F’06	movement	movement
	£ million	£ million	%	%
Volume			7	7
Net sales	430	410	5	9
Marketing	100	89	12	16
Operating profit	115	118	(3)	—
Reported performance:
Reported net sales in the period ended 31 December 2006 were £430 million, up £20 million from £410 million in the comparable prior period. Reported operating profit decreased by £3 million to £115 million for the six months ended 31 December 2006.
Organic performance:
Net sales decreased by £17 million as a result of exchange rate impacts. There was an organic increase in net sales of £37 million. Operating profit decreased by £1 million as a result of exchange rate movements and transfers between business segments reduced operating profit by £2 million.
Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	11	11	6	12
Local priority brands	4	4	4	5
Category brands	1	1	5	9
Total	7	7	5	9

Key brands:
Smirnoff vodka	17	17	14	24
Smirnoff ready to drink	14	14	5	12
Johnnie Walker	15	15	7	14
Guinness	(4)	(4)	7	6
Windsor — Korea	13	13	15	13
Good growth of Smirnoff vodka in India and Australia led volume up 17%. Net sales increased by 24% partly driven by a price increase in India. Smirnoff ready to drink volume grew 14% due to the re-launch of Smirnoff Ice in Japan.
Johnnie Walker continued to benefit from increased investment throughout Asia and continued activation of its grand prix team sponsorship. As a result, the brand grew volume 15% and net sales were up 14%.
Guinness volume declined by 4% whilst growth in Japan and price increases drove net sales up 6%.
Local priority brand performance was driven by growth of Windsor in Korea which continued to benefit from successful renovation and increased share by a further 3.0 percentage points.

In category brands, Dimple outside of Korea and Benmore in Thailand performed strongly and category brand volume grew 1% with net sales up 9%.
Operating review for the year ended 30 June 2006
International
Key measures:

			Reported	Organic
	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			14	13
Net sales	1,456	1,258	16	14
Marketing	183	143	28	25
Operating profit before exceptional items	445	427	4	11
Reported performance:
Reported net sales in the year ended 30 June 2006 were £1,456 million, up £198 million from £1,258 million in the prior year. Reported operating profit before exceptional items increased by £18 million to £445 million in the year ended 30 June 2006.
Organic performance:
Net sales increased by £6 million as a result of exchange rate impacts. Acquisitions added net sales of £9 million and there was an organic increase in net sales of £179 million. Transfers between business segments increased prior year net sales by £4 million. Operating profit before exceptional items decreased by £26 million as a result of exchange rate movements. Acquisitions increased operating profit before exceptional items by £1 million and organic growth of £44 million was achieved. Transfers between business segments reduced prior year operating profit before exceptional items by £1 million.
Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	8	8	12	12
Local priority brands	4	4	10	5
Category brands	26	24	24	23
Total	14	13	15	14

Smirnoff vodka	6	6	10	10
Smirnoff ready to drink	50	50	60	59
Johnnie Walker	12	12	9	13
Guinness	(3)	(3)	5	1
Baileys	8	8	7	6
Buchanan’s	34	34	47	40
Good economic conditions in many markets, further investment in the brands and a focus on market place execution have resulted in the International business growing strongly in all regions.
Smirnoff vodka grew net sales by 10% led by strong growth in Brazil.
Guinness volume declined 3% whilst net sales were up 1%. Performance was held back as a result of a decline in Cameroon, although this was partly offset by strong performances in Nigeria and Ghana where price increases accelerated the growth of net sales ahead of volume.

Baileys grew volume by 8% driven by growth in Global Travel. Promotional activity in Global Travel has, however, resulted in net sales growing by 6%.
Local priority brand performance was led by the growth of Buchanan’s in Venezuela. Growth of Bell’s in South Africa was offset by declines in Tusker and Pilsner in Kenya.
The performance of category brands has been driven by the growth of Scotch in Latin America and our beer brands in Africa. Investment behind Diageo’s Scotch brands has enabled the International region to capitalise on market opportunities. Amongst the successes was Old Parr, which grew significantly across Latin America with volume and net sales up nearly 60%. In beer, the successful re-launch of Harp in Nigeria also contributed to the overall growth in category brands.
Ready to drink grew volume by 39% and net sales by 47%. Smirnoff ready to drink volume grew by 50%, as a result of strengthened distribution and sales execution and advertising campaigns on Smirnoff Ice in Brazil, as well as the launch of Smirnoff Ice in Venezuela and Smirnoff Storm in South Africa.
Asia Pacific
Key measures:

			Reported	Organic
	2006	2005	movement	movement
	£ million	£ million	%	%
Volume			15	15
Net sales	763	664	15	11
Marketing	171	126	36	30
Operating profit	199	188	6	5
Reported performance:
Reported net sales in the year ended 30 June 2006 were £763 million, up £99 million from £664 million in the prior year. Reported operating profit increased by £11 million to £199 million in the year ended 30 June 2006.
Organic performance:
Net sales increased by £25 million as a result of exchange rate impacts. There was an organic increase in net sales of £73 million. Transfers between business segments increased prior year net sales by £1 million. Operating profit increased £3 million as a result of exchange rate movements and organic growth of £10 million was achieved. Transfers between business segments reduced prior year operating profit by £2 million.
Organic brand performance:

	Reported	Organic	Reported	Organic
	volume	volume	net sales	net sales
	movement	movement	movement	movement
	%	%	%	%
Global priority brands	19	19	18	16
Local priority brands	5	5	14	5
Category brands	15	14	9	5
Total	15	15	15	11

Smirnoff vodka	22	22	24	20
Smirnoff ready to drink	16	16	27	22
Johnnie Walker	23	23	19	19
Guinness	6	6	13	9
Windsor — Korea	11	11	22	9
Increased marketing investment, growing markets in India and China, share gains in Korea and Thailand and continued growth in ready to drink in Australia led to volume up 15% and net sales up 11% in Asia Pacific.

Smirnoff vodka increased net sales by 20% with particularly strong growth in India and continued growth in Australia.
Johnnie Walker experienced strong growth on the back of upweighted investment, which has been focused around its grand prix team sponsorship. This has been particularly successful in driving growth of Johnnie Walker Black Label and Super Deluxe variants, where net sales were up 22%. The sponsorship has also provided a strong platform for Diageo’s responsible drinking programmes.
Guinness volume grew by 6% whilst net sales were up 9% with both South East Asia and Japan experiencing good growth.
Local priority brand performance was led by the return to growth of Windsor in Korea, driven in particular by new packaging on the 12 and 17 year-old variants. This more than offset the decline of Dimple in Korea. Bundaberg continued to grow in Australia.
Growth in category brands was driven by the newly launched whisky brands in Thailand.
Ready to drink volume increased by 10% and net sales by 9%. This was led by Australia where the Smirnoff, Bundaberg and Johnnie Walker ready to drink brands all grew volume and net sales in the year.
Cautionary statement concerning forward-looking statements
This document contains “forward looking statements” within the meaning of the “Safe Harbor” provisions of the United Sates Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the return of capital, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.
These factors include, but are not limited to:
•	increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	the effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or costs savings;

•	Diageo’s ability to complete existing or future acquisitions and disposals;

•	legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law ( including tax rates ) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business and changes in environmental laws, health regulations and the laws governing pensions;

•	developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•	developments in the Colombian litigation and any similar proceedings;

•	changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	changes in the cost of raw materials and labour costs;

•	changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	renewal of distribution or licence manufacturing rights on favourable terms when they expire;

•	termination of existing distribution or licence manufacturing rights on agency brands;

•	technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to, or increase the cost of, financing or which may affect Diageo’s financial results.
All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2006 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC. All readers, wherever based, should take note of these disclosures.
The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.
Past performance cannot be relied upon as a guide to future performance.
-ENDS-

Contacts:

Investors Relations	Catherine James and Darren Jones	+ 44 (0) 20 7927 4267

investor.rel@diageo.com

	Kelly Padgett	+ 1 202 715 1110

Media Relations	Isabelle Thomas	+ 44 (0) 20 7927 5967

media@diageo.com
Notes to Editor
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, JeB, José Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:46 28-Jun-07
Number	2551Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 1,000,000 ordinary shares at a price of 1040.09 pence per share.
END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:33 29-Jun-07
Number	PRNUK-2906
TO: Regulatory Information Service
PR Newswire
RE: PARAGRAPH 12.6.4 OF THE LISTING RULES
Diageo plc — Transaction in Own Shares
Diageo plc (the ‘Company’) announces that today, it released from treasury 234 ordinary shares of 28 101/108 pence each in the Company (‘Ordinary Shares’), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 940.26 pence per share.
Following this release, the Company holds 280,236,931 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,649,348,933.
29 June 2007
END

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	14:35 29-Jun-07
Number	PRNUK-2906
TO: Regulatory Information Service
PR Newswire
RE: Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc — Voting Rights and Capital
In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules
Diageo plc (the ‘Company’) would like to notify the market of the following:
The Company’s issued capital consists of 2,929,585,864 ordinary shares of 28 101/108 pence each (‘Ordinary Shares’) with voting rights, which includes 280,236,931 Ordinary Shares held in Treasury.
Therefore, the total number of voting rights in the Company is 2,649,348,933 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
29 June 2007

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	16:56 29-Jun-07
Number	3808Z
Diageo plc announces that it has today purchased for cancellation through Credit Suisse Securities (Europe) Limited 785,000 ordinary shares at a price of 1037.62 pence per share.
END